 As filed with the Securities and Exchange Commission on February 23, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

February 21, 2006

EXTRAORDINARY GENERAL MEETING

Tele2 AB today announces that all resolutions proposed to its Extraordinary General Meeting (EGM) of shareholders in Stockholm earlier today were duly passed. The proposals comprised amendments to the Articles of Association, the implementation of an incentive program and the authorisation to the Board of Directors to raise certain loans.

The Meeting resolved to amend the Articles of Association for the purpose of adapting the Articles of Association to the requirements of the new Companies Act meaning essentially that the provision on the nominal value of a share is replaced with a provision regarding the minimum and maximum number of shares, that shareholders shall have preferential right regarding share issues where payment is not made against capital contributed in kind and that such preferential right shall apply for issues of warrants and convertible bonds, that the notice to general meetings shall be published in Post- och Inrikes Tidningar and Svenska Dagbladet, that the record date for participation in the General Meeting shall be 5 business days before the meeting and, moreover, some editorial changes are proposed.

The Meeting resolved to adopt an incentive program for allocation to senior executives and other key employees in the Tele2 Group, in accordance with the Board’s proposals. In 2006, the Managing Director will be offered to purchase a maximum of 100,000 warrants and be offered a maximum of 200,000 stock options, three members of the Group Executive Board will be offered to purchase a maximum of 50,000 warrants each and be offered a maximum of 100,000 stock options each, and the other senior executives (a maximum of 28 individuals) will be offered to purchase a maximum of between 25,000 and 36,000 warrants each and be offered a maximum of 50,000 and 72,000 stock options each. Each warrant and stock option entitles the holder to subscribe for one new Class B share. The warrants and stock options cannot be subscribed for or exercised within a period of three years, and would, if granted and exercised in full, give rise to a maximum dilution effect for 2006 of 0.72 % of the share capital and 0.37 % of the total number of votes.

With reference to the above and with deviation from the shareholders’ preferential rights, the Meeting resolved to issue a maximum of 1,059,000 warrants, each entitling the holder to subscribe for one new Class B share. Wholly-owned subsidiaries of Tele2 AB (publ) shall be entitled to subscribe and shall transfer the warrants to the participants in the incentive program on market terms. Subscription for Class B shares through the warrants may take place during 25 February - 25 May 2009. The subscription price for one Class B share shall amount to 110 per cent. of the average last trading price of the company’s Class B share during the ten trading days immediately following the day of the Extraordinary

General Meeting. Moreover, it was resolved to authorise the Board of Directors, until the next Annual General Meeting, on one or several occasions, to resolve to issue a maximum of 2,118,000 warrants, each entitling to subscription of one Class B share. The warrants shall solely be exercised in order to ensure delivery of Class B shares under the stock options. Wholly-owned subsidiaries of Tele2 AB (publ) shall be entitled to subscribe.

The rationale for the incentive program is that a personal investment by the employees will strengthen their loyalty, improve the conditions for the company’s continued demands on profitability and create an opportunity for the employees to take part in the group’s development. The incentive program will constitute a competitive incentive and a motivating offer for senior executives and other key employees within the group. The incentive program has been structured to reward the participants for the increase in shareholder value by offering an allocation of warrants and stock options based on the fulfillment of certain performance conditions which are result-oriented as well as business-oriented. Moreover, participation in the program requires a personal investment by each participant since the participant pays the market price of the warrants. By linking the employee’s reward with the development of the company’s profits and value, long-term growth is rewarded.

In addition, the Meeting resolved to authorise the Board of Directors, until the next Annual General Meeting, on one or several occasions, to resolve to raise certain loans that are subject to the provisions in Chapter 11 Section 11 of the Swedish Companies Act (2005:551). The terms and conditions of such loans shall be on market terms. The rationale for the authorisation is that the company shall be able to raise such loans on terms favourable to the company, e.g. by making the interest dependent upon the performance or financial position of the company. According to the provisions of the new Companies Act, that entered into force on 1 January 2006, a decision to raise such loans must now be resolved by the General Meeting or by the Board of Directors, if the Board has been authorised by the General Meeting.

CONTACTS

Vigo Carlund	Telephone:	+ 46 8 5620 0000
Vice Chairman, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have more than 30 million customers in 23 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: February 23, 2006